Exhibit 99.1

TAL Education Group Announces Unaudited Financial Results for the

First Fiscal Quarter Ended May 31, 2014

• Net Revenues up by 45.0% Year-Over-Year

• Income from Operations up by 105.0% Year-Over-Year

•Net Income Attributable to TAL up by 65.7% Year-Over-Year; Non-GAAP Net Income Attributable to TAL up by 74.8% Year-Over-Year

(Beijing—July 21, 2014)—TAL Education Group (NYSE: XRS) (“TAL” or the “Company”), a leading K-12 after-school tutoring services provider in China, today announced its unaudited financial results for the first quarter of fiscal year 2015 ended May 31, 2014.

Highlights for the First Quarter of Fiscal Year 2015

•                  Net revenues increased by 45.0% year-over-year to US$89.0 million from US$61.4 million in the same period of the prior year.

•                  Income from operations increased by 105.0% to US$13.7 million, from US$6.7 million in the same period of the prior year.

•                  Net income attributable to TAL increased by 65.7% year-over-year to US$13.4 million from US$8.1 million in the same period of the prior year.

•                  Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 74.8% year-over-year to US$17.4 million from US$9.9 million in the same period of the prior year.

•                  Basic and diluted net income per American Depositary Share (“ADS”) were both US$0.17. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were both US$0.22. Each ADS represents two Class A common shares.

•                  Cash, cash equivalents and term deposits totaled US$578.5 million as of May 31, 2014, compared to US$269.9 million as of February 28, 2014.

•                  Total student enrollments increased by 44.9% year-over-year to approximately 279,200 from approximately 192,650 in the same period of the prior year

•                  Total physical network consisted of 285 learning centers as of May 31, 2014, increased from 274 as of February 28, 2014.

Financial and Operating Data—First Quarter of Fiscal Year 2015

(In US$ thousands, except per ADS data, student enrollments and percentages)

	Three Months Ended
	May 31,
	2013	2014	Pct. Change
Net revenues	61,398	89,026	45.0%
Net income attributable to TAL	8,058	13,350	65.7%
Non-GAAP net income attributable to TAL	9,948	17,390	74.8%
Operating income	6,667	13,667	105.0%
Non-GAAP operating income	8,557	17,706	106.9%
Net income per ADS attributable to TAL – basic	0.10	0.17	64.0%
Net income per ADS attributable to TAL – diluted	0.10	0.17	62.5%
Non-GAAP net income per ADS attributable to TAL – basic	0.13	0.22	73.0%
Non-GAAP net income per ADS attributable to TAL – diluted	0.13	0.22	71.4%
Total student enrollments in small class, one-on-one, and online courses	192,650	279,200	44.9%

“Over the years we have proven that we can sustain our teaching quality and outstanding reputation as we steadily grow our bricks-and-mortar learning center network. Word-of-mouth is our primary objective; this is what ultimately drives our business results. In determining how quickly to expand our learning center network we will continue to look primarily at customer satisfaction and market reputation as key criteria and not be tempted to expand too quickly in order to achieve short-term business outcomes. As always, we also will not invest heavily in sales and marketing to drive our business results but instead let the quality of our teaching and customer service promote the word-of-mouth which in turn will continue to drive our strong organic growth,” said TAL’s Chairman and Chief Executive Officer, Mr. Bangxin Zhang.

“TAL’s mission is to help students achieve better outcomes through a more efficient learning process. We will use multimedia, Internet, and mobile in a blended learning approach to achieve this goal, and in so doing transform TAL into a leading technology-driven provider of education services in China. Over the last several years we have gradually increased our investment in R&D and online education initiatives and going forward we will continue to reinvest greater resources back into these areas. On August 1, our Eduu platform, which includes websites that we have now run for the last ten years, will change its name to ‘Jia Zhang Bang,’ or ‘Helping Parent Community,’ which is the name of our parent community mobile app. Through these efforts and more we will use technology and the mobile Internet to reshape today’s teach-and-learn model,” Mr. Zhang continued.

Mr. Joseph Kauffman, Chief Financial Officer, added, “With topline growth of 45% and operating income growth of 105%, we further scaled the business with improved efficiencies and utilization driven by strong enrolments. We replicated our successful market entry formula by adding our first learning center in Shijiazhuang and Qingdao in March and April, respectively, and Changsha in June, which extends our footprint to 19 cities in calendar year 2014 as planned. In the first quarter, we expanded our center capacity by a net 199 classrooms in our small class business, including a net ten small class learning centers. We also added a net one new learning center for our one-on-one business. In the coming quarters, we will continue to seek a balance between current and future growth. Our positive outlook remains unchanged.”

Financial Results for the First Quarter of Fiscal Year 2015

Net Revenues

In the first quarter of fiscal year 2015, TAL reported net revenues of US$89.0 million, representing a 45.0% increase from US$61.4 million in the first quarter of fiscal year 2014. The increase was mainly driven by an increase in total student enrollments. Total student enrollments increased by 44.9% to approximately 279,200 from approximately 192,650 in the same period of the prior year. The increase in total student enrollments was driven primarily by increases of enrollments in the small class offerings. Average selling price (ASP) was US$319 in the first quarter of fiscal year 2015, and remained flat from the same quarter of fiscal year 2014. ASP was flat year-on-year mainly because the hourly rate increases of the small class course offerings were offset by more enrollment contribution from online courses and the foreign exchange rate fluctuation.

Operating Costs and Expenses

In the first quarter of fiscal year 2015, operating costs and expenses were US$75.5 million, a 37.9% increase from US$54.7 million in the first quarter of fiscal year 2014. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$71.4 million, a 35.2% increase from US$52.8 million in the first quarter of fiscal year 2014.

Cost of revenues increased by 30.6% to US$41.7 million, from US$31.9 million in the first quarter of fiscal year 2014. The increase in cost of revenues was mainly due to an increase in teacher compensation, rental costs and other staff costs associated primarily with an expansion of learning center capacity as well as increases in wages and teacher fees versus the year-ago period. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 30.6% to US$41.7 million, from US$31.9 million in the first quarter of fiscal year 2014.

Selling and marketing expenses increased by 46.0% to US$11.4 million, from US$7.8 million in the first quarter of fiscal year 2014. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 45.8% to US$10.9 million, from US$7.5 million in the first quarter of fiscal year 2014. The increase of selling and marketing expenses in the first quarter of fiscal year 2015 was primarily a result of an increase in compensation to sales and marketing staff to support a greater number of programs and service offerings versus the year-ago period.

General and administrative expenses increased by 49.2% to US$22.4 million, from US$15.0 million in the first quarter of fiscal year 2014. The increase in general and administrative expenses was mainly due to an increase in compensation to our general and administrative personnel to support a greater number of programs and service offerings. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 40.1% to US$18.9 million, from US$13.5 million in the first quarter of fiscal year 2014.

Total share-based compensation expenses allocated to the related operating costs and expenses increased by 113.7% to US$4.0 million in the first quarter of fiscal year 2015, from US$1.9 million in the same period of fiscal year 2014.

Gross Profit

Gross profit increased by 60.6% to US$47.3 million, from US$29.5 million in the first quarter of fiscal year 2014.

Income from Operations

Income from operations increased by 105.0% to US$13.7 million, from US$6.7 million in the first quarter of fiscal year 2014. Non-GAAP income from operations, which excluded share-based compensation expenses, increased by 106.9% to US$17.7 million, from US$8.6 million in the first quarter of fiscal year 2014.

Other Income /(Expense)

Other expense was US$0.3 million for the first quarter of fiscal year 2015, compared to other income of US$0.8 million in the first quarter of fiscal year 2014. Other expense in this quarter was mainly driven by exchange losses. As the Company holds a portion of cash balance in RMB and reports in US Dollars, it benefits from exchange gains in times of relative strength of the RMB and incurs exchange losses in times of relative strength of the U.S. Dollar.

Income Tax Expense

Income tax expense was US$2.4 million in the first quarter of fiscal year 2015, as compared to US$1.2 million in the first quarter of fiscal year 2014. The increase of ETR was mainly because the income tax preferential period of one of TAL’s entities expired at the end of calendar year 2013.

Net Income Attributable to TAL Education Group

Net income attributable to TAL increased by 65.7% to US$13.4 million, from US$8.1 million in the first quarter of fiscal year 2014. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 74.8% to US$17.4 million, from US$9.9 million in the first quarter of fiscal year 2014.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were both US$0.17 in the first quarter of fiscal year 2015. Non-GAAP basic and Non-GAAP diluted net income per ADS, which excluded share-based compensation expenses, were both US$0.22.

Capital Expenditures

Capital expenditures for the first quarter of fiscal year 2015 were US$4.4 million, representing an increase of US$2.4 million from US$2.0 million in the first quarter of fiscal year 2014. The increase was mainly due to leasehold improvements, and the purchase of servers, computers, software systems and other hardware, for the Company’s teaching facilities.

Cash, Cash Equivalents, and Term Deposits

As of May 31, 2014, the Company had US$578.2 million of cash and cash equivalents and US$0.3 million of term deposits, as compared to US$269.9 million of cash and cash equivalents and nil of term deposits as of February 28, 2014. The Company received net proceeds of US$202.5 million from the convertible bond issued in May 2014.

Deferred Revenue

As of May 31, 2014, the Company’s deferred revenue balance was US$235.8 million, as compared to US$154.2 million as of May 31, 2013, representing an increase of 52.9%, which was mainly contributed by the tuition revenue collected in advance for the Xueersi Peiyou small class summer and fall semesters.

Business Outlook

Based on the Company’s current estimates, total net revenues for the second quarter of fiscal year 2015 are expected to be between US$120.5 million and US$123.2 million, representing an increase of 31% to 34% on a year-over-year basis, assuming no material change in exchange rates and incorporating the expected impact of the weaker RMB in the second quarter of fiscal year 2015 versus the same period of the previous year.

These estimates reflect the Company’s current expectation, which is subject to change.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the first fiscal quarter of fiscal year 2015 ended May 31, 2014 at 8:00 a.m. Eastern Time on July 21, 2014 (8:00 p.m. Beijing time on July 21, 2014).

The dial-in details for the live conference call are as follows:

• U.S. toll free:	+1-866-519-4004
• Hong Kong toll free:	800-930-346
• Mainland China toll free:	400-620-8038
• International toll:	+65-6723-9381
Conference ID:	69858104

A live and archived webcast of the conference call will be available on the Investor Relations section of TAL’s website at en.100tal.com.

A telephone replay of the conference call will be available through 11:59 p.m. U.S. Eastern time, July 28, 2014 (11:59 a.m. Beijing time, July 29, 2014).

The dial-in details for the replay are as follows:

• U.S. toll free:	+1-855-452-5696
• Hong Kong toll free:	800-963-117
• Mainland China toll free:	400-632-2162
• International toll:	+61-2-8199-0299
Conference ID:	69858104

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the second quarter of fiscal year 2015, quotations from management in this announcement, as well as TAL Education Group’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its ability to continue to attract students to enroll in its courses; its ability to continue to recruit, train and retain qualified teachers; its ability to improve the content of its existing course offerings and to develop new courses; its ability to maintain and enhance its brand; its ability to maintain and continue to improve its teaching results; and its ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and TAL Education Group undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About TAL Education Group

TAL Education Group is a leading K-12 after-school tutoring services provider in China. The acronym “TAL” stands for “Tomorrow Advancing Life,” which reflects our vision to promote top learning opportunities for Chinese students through both high-quality teaching and content, as well as leading edge application of technology in the education experience. TAL Education Group offers comprehensive tutoring services to students from pre-school to the twelfth grade through three flexible class formats: small classes, personalized premium services, and online courses. Our tutoring services cover the core academic subjects in China’s school curriculum including mathematics, English, Chinese, physics, chemistry, and biology. The Company’s learning center network includes 285 physical learning centers as of May 31, 2014, located in 18 key cities in China: Beijing, Shanghai, Guangzhou, Shenzhen, Tianjin, Wuhan, Xi`an, Chengdu, Nanjing, Hangzhou, Taiyuan, Zhengzhou, Chongqing, Suzhou, Shenyang, Jinan, Shijiazhuang and Qingdao. We also operate www.eduu.com, a leading online education platform in China. Our ADSs trade on the New York Stock Exchange under the symbol “XRS.”

About Non-GAAP Financial Measures

In evaluating its business, TAL considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP operating costs and expenses, non-GAAP cost of revenues, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP income from operations, non-GAAP net income attributable to TAL, non-GAAP basic and non-GAAP diluted net income per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

TAL believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. TAL believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to TAL’s historical performance and liquidity. TAL computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. TAL believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For further information, please contact:

Mei Li

Investor Relations

TAL Education Group

Tel: +861052926658

Email: ir@100tal.com

Caroline Straathof

IR Inside

Tel: +31 6 5462 4301

Email: info@irinside.com

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars)

	As of February 28, 2014	As of May 31, 2014
ASSETS

Current assets
Cash and cash equivalents	$269,930,571	$578,217,544
Term deposits	—	320,149
Restricted cash-current	325,688	240,395
Inventory	181,759	158,525
Deferred tax assets-current	3,281,063	3,242,190
Income tax receivable	9,824,333	11,824,849
Prepaid expenses and other current assets	16,833,208	21,158,175
Total current assets	300,376,622	615,161,827
Restricted cash-non-current	2,546,878	2,506,930
Property and equipment, net	78,625,191	79,274,755
Deferred tax assets-non-current	555,528	336,919
Rental deposit	7,322,438	8,371,907
Intangible assets, net	2,535,593	2,757,684
Goodwill	7,509,824	8,062,485
Amounts due from related party	—	320,149
Long-term prepayments	989,454	2,874,934
Long-term investments	27,137,239	28,079,247
Total assets	$427,598,767	$747,746,837

LIABILITIES AND EQUITY

Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to TAL Education Group of 2,004,659 and 2,968,667 as of February 28, 2014, and May 31, 2014, respectively)	$2,349,365	$3,552,320
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to TAL Education Group of 102,488,333 and 209,529,072 as of February 28, 2014, and May 31, 2014, respectively)	132,401,062	235,756,917
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to TAL Education Group of 18,920,194 and 20,778,005 as of February 28, 2014, and May 31, 2014, respectively)	27,423,992	29,028,898
Income tax payable (including income tax payable of the consolidated VIEs without recourse to TAL Education Group of 3,661,860 and 2,561,582 as of February 28, 2014, and May 31, 2014, respectively)	4,519,807	2,938,112
Deferred tax liabilities-current (including deferred tax liabilities-current of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 28, 2014, and May 31, 2014, respectively)	62,100	99,360
Total current liabilities	166,756,326	271,375,607
Deferred tax liabilities-non-current (including deferred tax liabilities-non-current of the consolidated VIEs without recourse to TAL Education Group of 32,344 and 131,507 as of February 28, 2014, and May 31, 2014, respectively)	32,344	131,507
Bond payable (including bond payable of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 28, 2014, and May 31, 2014 respectively)	—	224,809,469
Long-term payable (including long-term payable of the consolidated VIEs without recourse to TAL Education Group of 813,696 and nil as of February 28, 2014, and May 31, 2014, respectively)	813,696	—
Total liabilities	167,602,366	496,316,583

TAL Education Group Shareholders’ Equity

Class A common shares	78,204	78,204
Class B common shares	79,531	79,531
Additional paid-in capital	92,664,436	73,818,627
Statutory reserve	15,015,824	15,015,824
Retained earnings	144,311,994	157,662,321
Accumulated other comprehensive income	7,846,412	4,490,858
Total TAL Education Group’s equity	259,996,401	251,145,365
Noncontrolling interest	—	284,889
Total equity	259,996,401	251,430,254
Total liabilities and equity	$427,598,767	$747,746,837

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended May 31,
	2013	2014
Net revenues	$61,398,388	$89,025,837
Cost of revenues	31,919,652	41,694,239
Gross profit	29,478,736	47,331,598
Operating expenses (note 1)
Selling and marketing	7,792,023	11,372,702
General and administrative	15,025,991	22,412,592
Total operating expenses	22,818,014	33,785,294
Government subsidies	6,051	120,259
Income from operations	6,666,773	13,666,563
Interest income	1,508,274	2,738,024
Interest expense	—	(302,851)
Other income/(expenses)	807,518	(282,110)
Gain on short-term investment	279,031	—
Income before provision for income tax and loss from equity method investments	9,261,596	15,819,626
Provision for income tax	(1,204,033)	(2,447,606)
Loss from equity method investments	—	(28,621)
Net income	8,057,563	13,343,399
Add: Net loss attributable to noncontrolling interest	—	6,928
Total net income attributable to TAL Education Group	$8,057,563	$13,350,327
Net income per common share
Basic	$0.05	$0.08
Diluted	0.05	0.08
Net income per ADS (note 2)
Basic	0.10	0.17
Diluted	$0.10	$0.17

Other comprehensive income/(loss), net of tax	1,981,483	(3,355,554)
Comprehensive income	10,039,046	9,987,845
Add: Comprehensive loss attributable to noncontrolling interest	—	6,928
Comprehensive income attributable to TAL Education Group	$10,039,046	$9,994,773
Weighted average shares used in calculating net income per common share
Basic	156,120,150	157,735,146
Diluted	158,474,555	161,601,142

Note1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the Three Months
	Ended May 31,
	2013	2014
Cost of revenues	$10,791	$11,521
Selling and marketing	323,870	482,434
General and administrative	1,555,751	3,545,236
Total	$1,890,412	$4,039,191

Note 2: Each ADS represents two Class A common shares.

TAL EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended May 31,
	2013	2014

Cost of revenues	$31,919,652	$41,694,239
Share-based compensation expense in cost of revenues	10,791	11,521
Non-GAAP cost of revenues	31,908,861	41,682,718

Selling and marketing expenses	7,792,023	11,372,702
Share-based compensation expense in selling and marketing expenses	323,870	482,434
Non-GAAP selling and marketing expenses	7,468,153	10,890,268

General and administrative expenses	15,025,991	22,412,592
Share-based compensation expense in general and administrative expenses	1,555,751	3,545,236
Non-GAAP general and administrative expenses	13,470,240	18,867,356

Operating costs and expenses	54,737,666	75,479,533
Share-based compensation expense in operating costs and expenses	1,890,412	4,039,191
Non-GAAP operating costs and expenses	52,847,254	71,440,342

Income from operations	6,666,773	13,666,563
Share based compensation expenses	1,890,412	4,039,191
Non-GAAP income from operations	8,557,185	17,705,754

Net income attributable to TAL Education Group	8,057,563	13,350,327
Share based compensation expenses	1,890,412	4,039,191
Non-GAAP net income attributable to TAL Education Group	$9,947,975	$17,389,518

Net income per ADS
Basic	$0.10	$0.17
Diluted	0.10	0.17
Non-GAAP Net income per ADS (note 3)
Basic	0.13	0.22
Diluted	$0.13	$0.22

ADSs used in calculating net income per ADS
Basic	78,060,075	78,867,573
Diluted	79,237,278	80,800,571

Note 3: The Non-GAAP adjusted net income per ADS is computed using Non-GAAP adjusted net income and the same number of ADSs used in GAAP basic and diluted EPS calculation.